Exhibit 12.3

Ameren Illinois Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2006	2007		2008		2009		2010
Net income from continuing operations attributable to Ameren Illinois Company	$124,334	$56,011		$40,713		$133,360		$212,547
Add - Taxes based on income	66,504	26,571		15,866		78,970		136,614

Net income before income taxes	190,838	82,582		56,579		212,330		349,161
Add - fixed charges:
Interest on short-term and long-term debt	94,143	131,826	(a)	140,289	(a)	163,831	(a)	152,667	(a)
Estimated interest cost within rental expense	1,220	1,476		1,890		3,797		3,899
Amortization of net debt premium, discount, and expenses	5,269	10,624		11,058		6,317		5,250

Total fixed charges	100,632	143,926		153,237		173,945		161,816

Earnings available for fixed charges	291,470	226,508		209,816		386,275		510,977

Ratio of earnings to fixed charges	2.89	1.57		1.36		2.22		3.15

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	6,732	6,656		6,160		5,678		4,435
Adjustment to pretax basis	3,601	3,158		2,401		3,362		2,396

	10,333	9,814		8,561		9,040		6,831

Combined fixed charges and preferred stock dividend requirements	$110,965	$153,740		$161,798		$182,985		$168,647

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	2.62	1.47		1.29		2.11		3.02

(a)	Includes interest expense related to uncertain tax positions